UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

Indevus Pharmaceuticals, Inc.

(Name of Subject Company (Issuer))

BTB Purchaser Inc.

and

Endo Pharmaceuticals Holdings Inc.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

454072109

(CUSIP Number of Class of Securities)

Caroline B. Manogue

Executive Vice President, Chief Legal Officer and Secretary

Endo Pharmaceuticals Holdings Inc.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

(610) 558-9800

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Eileen T. Nugent, Esq.

Ann Beth Stebbins, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$623,808,095	$24,515.66

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (x) the offer price of $4.50 net per share in cash and up to $3.00 per share in contingent cash consideration payments and (y) 78,187,842 shares of common stock, par value $0.001 per share (“Shares”) of Indevus Pharmaceuticals, Inc. (“Indevus”) outstanding as of December 31, 2008, as represented by Indevus in the Merger Agreement (as defined herein) and (ii) the product of (x) 13,404,760 outstanding and unexercised options to acquire Shares as of September 30, 2008, as represented by Indevus in the Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed by Indevus with the Securities and Exchange Commission on December 11, 2008 and (y) the difference between (A) the offer price of $4.50 net per Share and up to $3.00 per share in contingent cash consideration payments and (B) $4.71, which represents the weighted average exercise price of the outstanding and unexercised options as of September 30, 2008, as represented by Indevus in the Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed by Indevus with the Securities and Exchange Commission on December 11, 2008.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2008, issued December 27, 2007 by multiplying the transaction value by 0.0000393.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,515.66	Filing Party: BTB Purchaser Inc. and Endo Pharmaceuticals Holdings Inc.
Form or Registration No.: Schedule TO	Date Filed: January 7, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 7 (“Amendment No. 7”) further amends the Tender Offer Statement on Schedule TO (“Schedule TO”) with the Securities and Exchange Commission (the “Commission”) on January 7, 2009, as amended on January 8, 2009, January 13, 2009, January 14, 2009, January 15, 2009 January 21, 2009 and February 3, 2009, by Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Endo”) and BTB Purchaser Inc., a Delaware Corporation (“Purchaser”) a direct, wholly-owned subsidiary of Endo, which relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.001 par value per (“Shares”), of Indevus Pharmaceuticals, Inc., a Delaware corporation (“Indevus”), at a price of $4.50 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.00 per Share in contingent cash consideration payments (collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 7, 2009 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment No. 7 is filed solely for the following purposes: to describe a memorandum of understanding relating to the settlement of certain litigation, to describe an amendment to the Merger Agreement, to revise certain disclosures regarding the company termination fee and to supplement Item 12 with additional exhibits.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“On February 4, 2009, the parties to the Gober Action, Mishket Action, Wexler Action, and Scroeder Action [sic], executed a Memorandum of Understanding (the “Memorandum of Understanding”), setting forth the terms and conditions for settlement of each of the actions. The parties agreed that, after arm’s length discussions between and among the parties, Indevus will provide additional supplemental disclosures to its Schedule 14D-9 and that the Company Termination Fee, as defined in the Merger Agreement, will be reduced by 10% (from $20,000,000 to $18,000,000). In exchange, following confirmatory discovery, the parties will attempt in good faith to agree to a stipulation of settlement and, upon court approval in the Grober Action of that stipulation, the Plaintiffs will dismiss each of the other above-referenced actions with prejudice, and the Defendants will be released from any claims arising out of the Proposed Transaction. The Defendants have agreed not to oppose any fee application by Plaintiffs’ counsel that does not exceed $700,000 in the aggregate.

Endo and Purchaser have denied, and continue to deny, that either of them has committed or aided and abetted in the commission of any violation of law of any kind or engaged in any of the wrongful acts alleged in the above-referenced actions. Endo and Purchaser each expressly maintains that it has diligently and scrupulously complied with its legal duties, and has executed the Memorandum of Understanding solely to eliminate the burden and expense of further litigation.

The foregoing description of the Memorandum of Understanding does not purport to be complete and is qualified in its entirety by reference to the Memorandum of Understanding, which is attached hereto as Exhibit (d)(6) and is incorporated herein by reference.”

The text under the subheading “Background of the Offer and the Merger; Past Contacts or Negotiations between Endo and Indevus” under Section 10 of the Offer to Purchase is hereby amended and supplemented by adding the following text thereto:

“On February 4, 2009, for the sole purpose of reducing the Company Termination Fee from $20,000,000 to $18,000,000, Endo, Purchaser and Indevus entered into an Amendment to the Agreement and Plan of Merger.”

The second paragraph under the subheading “Summary of the Merger Agreement – Effect of Termination” under Section 11 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“In the event that: (w) (A) prior to the Offer Closing, a Company Takeover Proposal will have been made to Indevus and such Company Takeover Proposal becomes publicly known prior to the Offer Closing or will have been made directly to the stockholders of Indevus generally prior to the Offer Closing and, in either case, such Company Takeover Proposal will not have been publicly withdrawn at least two business days prior to the Offer Closing or any entity will have publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal, (B) the Merger Agreement is terminated by Endo pursuant to Indevus’ breach or failure to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in clauses (v) or (vi) of “Conditions of the Offer” and (ii) is incapable of being cured, or is not cured, by Indevus within 20 calendar days following receipt of written notice of such breach or failure to perform from Endo or prior to the Offer Closing by Endo, or Indevus materially breaches any of the no solicitation provisions and (c) within 12 months after such termination, Indevus enters into a definitive agreement to consummate a Company Takeover Proposal or consummates a Company Takeover Proposal; or (x) (A) prior to the Offer Closing, a Company Takeover Proposal will have been made to Indevus or will have been made directly to the stockholders of Indevus generally or will have otherwise become publicly known or any entity will have publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal, (B) the Merger Agreement is terminated by Endo or Indevus pursuant to the Offer Closing not having occurred by July 1, 2009; and (C) within 12 months after such termination, Indevus enters into a definitive agreement to consummate a Company Takeover Proposal or consummates a Company Takeover Proposal; or (y) the Merger Agreement is terminated by Endo at any time prior to the Offer Closing, upon an Indevus Adverse Recommendation Change or if the Indevus Board fails to reaffirm publicly its recommendation to Indevus’ stockholders to tender their Shares in the Offer and to vote in favor of the Merger within seven days of Endo’s written request for such reaffirmation; or (z) the Merger Agreement is terminated by Indevus, at any time prior to Offer Closing, to accept and enter into a binding agreement with respect to a Superior Proposal, provided Indevus has complied with the no solicitation provisions regarding Company Takeover Proposals, then Indevus will pay Endo a fee equal to $18,000,000 (the “Company Termination Fee”) by wire transfer of same-day funds on the date of termination of the Merger

Agreement (except that in the case of termination pursuant to clause (w) or (x) above, Indevus will pay Endo 50% of the Company Termination Fee upon such termination and 50% of the Company Termination Fee on the date of execution of such definitive agreement or, if earlier, consummation of such transactions).”

The text under the subheading “Summary of the Merger Agreement” under Section 11 of the Offer to purchase is hereby amended and supplemented by adding the following text thereto:

“On February 4, 2009, for the sole purpose of reducing the Company Termination Fee from $20,000,000 to $18,000,000, Endo, Purchaser and Indevus entered into an Amendment to the Agreement and Plan of Merger. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is attached hereto as Exhibit (d)(5) and is incorporated herein by reference.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated January 7, 2009

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Press Release of Endo, dated January 5, 2009 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on January 5, 2009)

(a)(1)(H)*	Form of summary advertisement, published January 7, 2009 in The Wall Street Journal

(a)(1)(I)*	Form of NEBIDO ® Contingent Cash Consideration Agreement

(a)(1)(J)*	Form of Octreotide Contingent Cash Consideration Agreement

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Presentation at Town Hall Meeting, dated January 5, 2009 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(B)*	Section 262 of the General Corporation Law of the State of Delaware

(a)(5)(C)*	Stent Contingent Stock Rights Agreement, dated as of April 17, 2007, by and between Indevus and American Stock Transfer & Trust Co. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Indevus with the Securities and Exchange Commission on April 17, 2007)

(a)(5)(D)*	Octreotide Contingent Stock Rights Agreement, dated as of April 17, 2007, by and between Indevus and American Stock Transfer & Trust Co. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Indevus with the Securities and Exchange Commission on April 17, 2007)

(a)(5)(E)*	Transcript of voicemail sent by David P. Holveck to the employees of Endo dated January 5, 2009 (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(F)*	Script for conference call with Blaine T. Davis, David P. Holveck and Dr. Glenn L. Cooper, dated January 5, 2009 (incorporated by reference to Exhibit 99.8 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(G)*	Website Announcement, dated January 5, 2009 (incorporated by reference to Exhibit 99.9 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(H)*	Transcript of Endo Pharmaceuticals Analyst Day Presentation, dated as of January 6, 2009

(a)(5)(I)*	Revised Website Announcement, dated January 7, 2009

(a)(5)(J)*	Complaint filed by Arthur Gober, CGM IRA Beneficiary Custodian, Beneficiary of Jerome Gober in the Court of Chancery of the State of Delaware on January 9, 2009

(a)(5)(K)*	Complaint filed by Malena C. Schroeder in the Superior Court of the Commonwealth of Massachusetts on January 12, 2009

(a)(5)(L)*	Excerpted Slides from Presentation of David P. Holveck at the J.P. Morgan Healthcare Conference, dated January 14, 2009

(a)(5)(M)*	Complaint filed by Martin Wexler in the Superior Court of the Commonwealth of Massachusetts on January 13, 2009

(a)(5)(N)*	Complaint filed by H. Steven Mishket in the Court of Chancery of the State of Delaware on January 20, 2009

(a)(5)(O)*	Complaint filed by Stefen Hell in the Court of Chancery of the State of Delaware on January 30, 2009

(a)(5)(P)	eBulletin sent to employees of Endo on February 4, 2009

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of January 5, 2009, by and among Indevus, Endo and Purchaser

(d)(2)*	Form of Stockholder Tender Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on January 5, 2009)

(d)(3)*	Confidentiality Agreement, dated as of September 30, 2008, by and between Endo and Indevus

(d)(4)*	Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 7, 2009, by and among Indevus, Endo and Purchaser

(d)(5)	Amendment No. 2 to the Agreement and Plan of Merger, dated as of February 4, 2009, by and among Indevus, Endo and Purchaser

(d)(6)	Memorandum of Understanding, dated February 4, 2009, by and among (i) Wolf Popper LLP, counsel for Plaintiff Arthur Gober, CBM IRA Beneficiary Custodian, Beneficiary of Jerome Gober, (ii) Skadden, Arps, Slate, Meagher & Flom LLP, counsel for Defendants Endo Pharmaceuticals Holdings Inc. and BTB Purchaser Inc., (iii) The Weiser Law Firm, P.C., counsel for Plaintiff Martin Wexler, (iv) Young Conaway Stargatt & Taylor, LLP, counsel for Defendants Indevus Pharmaceuticals, Inc., Glenn L. Cooper, Andrew Ferrara, James C. Gale, Michael E. Hanson, Stephen C. McCluski, Cheryl P. Morley and Malcolm Morville, (v) Levi & Korsinsky LLP, counsel for Plaintiff Malena C. Schroeder and (vi) Johnson Bottini LLP, counsel for Plaintiff H. Steven Mishket.

(g)	Not applicable

(h)	Not applicable

*	- Filed previously

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Endo Pharmaceuticals Holdings Inc.

By:	/S/ CAROLINE B. MANOGUE
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

BTB Purchaser Inc.

By:	/S/ CAROLINE B. MANOGUE
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

Dated: February 5, 2009

EXHIBIT INDEX

The Exhibit Index is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated January 7, 2009

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Press Release of Endo, dated January 5, 2009 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on January 5, 2009)

(a)(1)(H)*	Form of summary advertisement, published January 7, 2009 in The Wall Street Journal

(a)(1)(I)*	Form of NEBIDO ® Contingent Cash Consideration Agreement

(a)(1)(J)*	Form of Octreotide Contingent Cash Consideration Agreement

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Presentation at Town Hall Meeting, dated January 5, 2009 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(B)*	Section 262 of the General Corporation Law of the State of Delaware

(a)(5)(C)*	Stent Contingent Stock Rights Agreement, dated as of April 17, 2007, by and between Indevus and American Stock Transfer & Trust Co. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Indevus with the Securities and Exchange Commission on April 17, 2007)

(a)(5)(D)*	Octreotide Contingent Stock Rights Agreement, dated as of April 17, 2007, by and between Indevus and American Stock Transfer & Trust Co. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Indevus with the Securities and Exchange Commission on April 17, 2007)

(a)(5)(E)*	Transcript of voicemail sent by David P. Holveck to the employees of Endo dated January 5, 2009 (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(F)*	Script for conference call with Blaine T. Davis, David P. Holveck and Dr. Glenn L. Cooper, dated January 5, 2009 (incorporated by reference to Exhibit 99.8 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(G)*	Website Announcement, dated January 5, 2009 (incorporated by reference to Exhibit 99.9 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(H)*	Transcript of Endo Pharmaceuticals Analyst Day Presentation, dated as of January 6, 2009

(a)(5)(I)*	Revised Website Announcement, dated January 7, 2009

(a)(5)(J)*	Complaint filed by Arthur Gober, CGM IRA Beneficiary Custodian, Beneficiary of Jerome Gober in the Court of Chancery of the State of Delaware on January 9, 2009

(a)(5)(K)*	Complaint filed by Malena C. Schroeder in the Superior Court of the Commonwealth of Massachusetts on January 12, 2009

(a)(5)(L)*	Excerpted Slides from Presentation of David P. Holveck at the J.P. Morgan Healthcare Conference, dated January 14, 2009

(a)(5)(M)*	Complaint filed by Martin Wexler in the Superior Court of the Commonwealth of Massachusetts on January 13, 2009

(a)(5)(N)*	Complaint filed by H. Steven Mishket in the Court of Chancery of the State of Delaware on January 20, 2009

(a)(5)(O)*	Complaint filed by Stefen Hell in the Court of Chancery of the State of Delaware on January 30, 2009

(a)(5)(P)	eBulletin sent to employees of Endo on February 4, 2009

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of January 5, 2009, by and among Indevus, Endo and Purchaser

(d)(2)*	Form of Stockholder Tender Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on January 5, 2009)

(d)(3)*	Confidentiality Agreement, dated as of September 30, 2008, by and between Endo and Indevus

(d)(4)*	Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 7, 2009, by and among Indevus, Endo and Purchaser

(d)(5)	Amendment No. 2 to the Agreement and Plan of Merger, dated as of February 4, 2009, by and among Indevus, Endo and Purchaser

(d)(6)	Memorandum of Understanding, dated February 4, 2009, by and among (i) Wolf Popper LLP, counsel for Plaintiff Arthur Gober, CBM IRA Beneficiary Custodian, Beneficiary of Jerome Gober, (ii) Skadden, Arps, Slate, Meagher & Flom LLP, counsel for Defendants Endo Pharmaceuticals Holdings Inc. and BTB Purchaser Inc., (iii) The Weiser Law Firm, P.C., counsel for Plaintiff Martin Wexler, (iv) Young Conaway Stargatt & Taylor, LLP, counsel for Defendants Indevus Pharmaceuticals, Inc., Glenn L. Cooper, Andrew Ferrara, James C. Gale, Michael E. Hanson, Stephen C. McCluski, Cheryl P. Morley and Malcolm Morville, (v) Levi & Korsinsky LLP, counsel for Plaintiff Malena C. Schroeder and (vi) Johnson Bottini LLP, counsel for Plaintiff H. Steven Mishket.

(g)	Not applicable

(h)	Not applicable

*	- Filed previously